Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RENEWAL OF

NORMAL COURSE ISSUER BID FOR PREFERRED SHARES

Brookfield, August 16, 2017 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) (“Brookfield”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to 10% of the public float of each series of the company’s outstanding Class A Preference Shares that are listed on the TSX (the “Preferred Shares”). Purchases under the bid will be made through the facilities of the TSX. The period of the normal course issuer bid will extend from August 18, 2017 to August 17, 2018, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased. All Preferred Shares acquired by Brookfield under this bid will be cancelled.

Under the normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[1]	Public float[1]	Average daily trading volume[2]	Maximum number of shares subject to purchase[3]
					Total	Daily
Series 2	BAM.PR.B	10,465,100	10,227,590	10,647	1,022,759	2,661
Series 4	BAM.PR.C	4,000,000	3,988,000	7,186	398,800	1,796
Series 8	BAM.PR.E	2,479,585	2,478,585	958	247,858	1,000
Series 9	BAM.PR.G	5,519,115	2,026,015	1,914	202,601	1,000
Series 13	BAM.PR.K	9,647,700	8,800,200	12,231	880,020	3,057
Series 17	BAM.PR.M	7,950,756	7,950,756	6,950	795,075	1,737
Series 18	BAM.PR.N	7,966,158	7,780,497	4,941	778,049	1,235
Series 24	BAM.PR.R	9,394,250	9,394,250	10,609	939,425	2,652
Series 25	BAM.PR.S	1,533,133	1,533,133	1,138	153,313	1,000
Series 26	BAM.PR.T	9,903,348	9,903,348	14,974	990,334	3,743
Series 28	BAM.PR.X	9,394,373	9,394,373	16,651	939,437	4,162
Series 30	BAM.PR.Z	9,936,637	9,936,637	8,749	993,663	2,187
Series 32	BAM.PF.A	11,982,568	11,982,568	12,138	1,198,256	3,034
Series 34	BAM.PF.B	9,977,889	9,977,889	9,971	997,788	2,492
Series 36	BAM.PF.C	7,949,024	7,949,024	6,959	794,902	1,739
Series 37	BAM.PF.D	7,949,083	7,949,083	4,843	794,908	1,210
Series 38	BAM.PF.E	8,000,000	8,000,000	4,988	800,000	1,247
Series 40	BAM.PF.F	12,000,000	12,000,000	10,270	1,200,000	2,567
Series 42	BAM.PF.G	12,000,000	12,000,000	8,800	1,200,000	2,200
Series 44	BAM.PF.H	9,975,814	9,975,814	5,900	997,581	1,475
Series 46	BAM.PF.I	12,000,000	12,000,000	15,341	1,200,000	3,835

1.	Calculated as at July 31, 2017.
2.	Calculated for the six months prior to July 31, 2017.
3.	In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 8, Series 9 and Series 25 Preferred Shares would be limited to 1,000 shares of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 8, Series 9 and Series 25 Preferred Shares) would be limited to 25% of the average daily trading volume on the TSX of the respective series.

Under its current normal course issuer bid that commenced on August 17, 2016 and expired on August 16, 2017, Brookfield purchased 300 Series 9 Preferred Shares, 49,244 Series 17 Preferred Shares, 33,842 Series 18 Preferred Shares, 13,815 Series 30 Preferred Shares, 50,976 Series 36 Preferred Shares, 50,917 Series 37 Preferred Shares and 24,186 Series 44 Preferred Shares at weighted average prices of C$13.80, C$22.17, C$22.22, C$20.92, C$22.33, C$22.66 and C$26.30 per Preferred Share, respectively. No other Preferred Shares were purchased by Brookfield under the normal course issuer bid.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. Brookfield believes that, in such circumstances, acquiring the Preferred Shares represents an attractive and desirable use of its available funds.

Brookfield will enter into an automatic purchase plan on or about the week of September 25, 2017 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “proposed”, “believe”, conditional verbs such as “will”, “may” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Preferred Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Preferred Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Operating Capabilities, Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.